UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

(Name of Issuer)

Common Shares $0.01 par value

(Title of Class of Securities)

G4809J 106

(CUSIP Number)

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G4809J 106	Page 2 of 6

1	Name of Reporting Person Wasef Jabsheh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organizations Jordan and Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 130,808*
	8	Shared Voting Power 14,242,403*
	9	Sole Dispositive Power 1,000*
	10	Shared Dispositive Power 13,567,606*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,373,211
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.9%**
14	Type of Reporting Person (See Instructions) IN

*	Of the total amount of common shares, par value $0.01 per share (“Common Shares”), of International General Insurance Holdings Ltd. (the “Issuer”), which Mr. Jabsheh beneficially owns, (1) he has the present sole right to vote 130,808 Common Shares, (2) he has the present sole right to dispose of 1,000 of these Common Shares, (3) he has the present shared right to vote 14,242,403 Common Shares and (4) he has the present shared right to dispose of 13,567,606 of these Common Shares. Of the total amount of Common Shares Mr. Jabsheh beneficially owns, 99.09% are held of record by W. Jabsheh Investment Co. Ltd., a corporation organized under the laws of the British Virgin Islands (“W. Jabsheh Investment Co. Ltd.” and, together with Wasef Jabsheh, the “Reporting Persons” and, each individually, a “Reporting Person”) and controlled by Mr. Jabsheh, as further described below.
**	Calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon 46,476,159 Common Shares of the Issuer outstanding as of September 30, 2023.

SCHEDULE 13D

CUSIP No. G4809J 106	Page 3 of 6

1	Name of Reporting Person W. Jabsheh Investment Co. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organizations British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 14,242,403*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 13,567,606*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,242,403
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.6%**
14	Type of Reporting Person (See Instructions) CO

*

Of the total amount of Common Shares which W. Jabsheh Investment Co. Ltd. beneficially owns, (1) it has the present shared right to vote 14,242,403 Common Shares and (2) it has the present shared right to dispose of 13,567,606 of these Common Shares. Of the total amount of Common Shares W. Jabsheh Investment Co. Ltd. beneficially owns, 100% are controlled by Mr. Jabsheh, as further described below.

**	Calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon 46,476,159 Common Shares of the Issuer outstanding as of September 30, 2023.

SCHEDULE 13D

CUSIP No. G4809J 106	Page 4 of 6

This Amendment No. 8 (this “Amendment No. 8”) amends and supplements certain information in the Schedule 13D, filed with the SEC on March 27, 2020 (the “Original 13D”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on September 29, 2020 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed with the SEC on January 12, 2022 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed with the SEC on January 31, 2023 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed with the SEC on March 17, 2023 (“Amendment No. 4”), Amendment No. 5 to the Schedule 13D filed with the SEC on July 7, 2023 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D filed with the SEC on July 28, 2023 and Amendment No. 7 to the Schedule 13D filed with the SEC on September 26, 2023 (“Amendment No. 7” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the “Schedule 13D”) by Wasef Jabsheh.

Except as set forth below, all Items of the Original 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby amended and supplemented to include the following:

“Pursuant to the letter agreement between Lagniappe Ventures LLC, Tiberius Acquisition Corporation, International General Insurance Holdings Ltd. (a company organized under the laws of the Dubai International Financial Center), Wasef Jabsheh and Argo Re Limited, dated October 10, 2019, to which the Issuer became a party after the date thereof by executing and delivering a joinder thereto, as a result of achieving a price of $11.50 per share for 20 out of 30 trading days, 600,000 Common Shares in the Issuer held by W. Jabsheh Investment Co. Ltd. vested on December 13, 2023.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item (a) to (c) of Item 5 of the Original 13D are hereby amended as follows:

“(a) As of December 13, 2023, Mr. Jabsheh beneficially owned 14,373,211 Common Shares, consisting of (i) 13,567,606 Common Shares, with respect to which Mr. Jabsheh has the shared right to vote and dispose of, (ii) 1,000 Common Shares, with respect to which Mr. Jabsheh has the sole right to vote and dispose of, (iii) 531,148 Common Shares, 400,000 of which vest when the Common Shares achieve a price of $12.50 per share for 20 out of 30 trading days, and 131,148 of which vest when the Common Shares achieve a price of $15.25 per share for 20 out of 30 trading days, which Mr. Jabsheh is deemed to beneficially own by virtue of having the shared right to vote (but not dispose of) such Common Shares and (iv) 273,457 unvested Restricted Shares, of which 44,064 Restricted Shares vest on January 2, 2024, 49,792 Restricted Shares vest on January 2, 2024, 43,269 Restricted Shares vest on January 2, 2024, 49,793 Restricted Shares vest on January 2, 2025, 43,269 Restricted Shares vest on January 2, 2025 and 43,270 Restricted Shares vest on January 2, 2026, which Mr. Jabsheh is deemed to beneficially own by virtue of having the shared right to vote (but not dispose of) such Restricted Shares. As of such date, in accordance with SEC rules for calculating percentages of beneficial ownership, the 14,373,211 Common Shares beneficially owned by Mr. Jabsheh represented approximately 30.9% of the Common Shares of the Issuer.

SCHEDULE 13D

CUSIP No. G4809J 106	Page 5 of 6

As of December 13, 2023, W. Jabsheh Investment Co. Ltd. beneficially owned 14,242,403 Common Shares, consisting of (i) 13,567,606 Common Shares, with respect to which W. Jabsheh Investment Co. Ltd. has the shared right to vote and dispose of, (ii) 531,148 Common Shares, 400,000 of which vest when the Common Shares achieve a price of $12.50 per share for 20 out of 30 trading days, and 131,148 of which vest when the Common Shares achieve a price of $15.25 per share for 20 out of 30 trading days, which W. Jabsheh Investment Co. Ltd. is deemed to beneficially own by virtue of having the shared right to vote (but not dispose of) such Common Shares and (iii) 143,649 unvested Restricted Shares, of which 44,064 Restricted Shares vest on January 2, 2024, 49,792 Restricted Shares vest on January 2, 2024 and 49,793 Restricted Shares vest on January 2, 2025, which W. Jabsheh Investment Co. Ltd. is deemed to beneficially own by virtue of having the shared right to vote (but not dispose of) such Restricted Shares. As of such date, in accordance with SEC rules for calculating percentages of beneficial ownership, the 14,242,403 Common Shares beneficially owned by W. Jabsheh Investment Co. Ltd. represented approximately 30.6% of the Common Shares of the Issuer. Of the total amount of Common Shares and Warrants W. Jabsheh Investment Co. Ltd. beneficially owns, 100% are controlled by Mr. Jabsheh.

(b) As of December 13, 2023, Wasef Jabsheh has:

●	sole power to vote or direct the vote of 130,808 Common Shares;

●	shared power to vote or direct the vote of 14,242,403 Common Shares;

●	sole power to dispose or direct the disposition of 1,000 Common Shares; and

●	shared power to dispose or direct the disposition of 13,567,606 Common Shares.

As of December 13, 2023, W. Jabsheh Investment Co. Ltd. has:

●	sole power to vote or direct the vote of 0 Common Shares;

●	shared power to vote or direct the vote of 14,242,403 Common Shares;

●	sole power to dispose or direct the disposition of 0 Common Shares; and

●	shared power to dispose or direct the disposition of 13,567,606 Common Shares.

As of December 13, 2023, the Reporting Persons have the shared right to vote, but not the right to dispose or direct the disposition of, the 531,148 contingent unvested Common Shares and 273,457 unvested Restricted Shares beneficially owned by the Reporting Persons. The Reporting Persons will not have investment power over such shares until the vesting thereof.

(c) Other than as described in Item 4 above, no transactions in the Common Shares of the Issuer were effected by the Reporting Persons during the past 60 days.”

SCHEDULE 13D

CUSIP No. G4809J 106	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2023

By:	/s/ Wasef Jabsheh
Wasef Jabsheh

W. Jabsheh Investment Co. Ltd.

By:	/s/ Wasef Jabsheh
Name:	Wasef Jabsheh
Title:	Director